May 24, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Hanryu Holdings, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Hanryu Holdings, Inc. (the “Company”), we hereby confidentially submit Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Registration Statement”) for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement relates to the proposed public offering of shares of the Company’s common stock.

The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act. The Company also confirms that it will publicly file its Registration Statement and nonpublic draft submission such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

If you have any questions or comments in connection with this letter or the Registration Statement, please contact the Company’s counsel, Daniel W. Rumsey, by phone at (619) 272-7062.

Very truly yours,

/s/ Daniel W. Rumsey
Daniel W. Rumsey Managing Partner Disclosure Law Group, a Professional Corporation

cc: Chang-Hyuk Kang

      Chief Executive Officer